VIA EDGAR & FACSIMILE

June 28, 2006

Jessica Barberich

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Business Services Group, Inc. (the “Registrant”)

Annual Report on Form 10-K for the Year Ended 12/31/2005

File Number 000-50014

Dear Ms. Barberich:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your May 4, 2006 letter.  The numbers below correspond to the comment numbers set forth in your letter.

Comment #1:

Response: There are no disagreements with the accountants on accounting and financial disclosure. We will revise the filing to disclose no disagreement with the accountants, in the item 8.

Comment # 2:

Response: We have revised our MD&A (Comparison of operating results) to describe a more robust explanation for the change in revenue from 2004 to 2005. As discussed, the decrease in revenues from 2004 to 2005 was due to the loss of significant customers.

We confirm the revenues are recognized on accrual basis of accounting and not the cash basis of accounting.

Comment #3:

Response: We have revised our MD&A (Comparison of operating results) to describe the significant changes in expenses. The operating expenses decreased $ 596,435 to $2,799,647 for the year ended December 31, 2005, compared to $3,396,083 for the year ended December 31, 2004.

The decrease consisted of a decrease in general and administrative expenses of $ 533,845, to $1,813,102 from $2,346,946 due to reduction in costs associated with going public. The Company expects the general and administrative expenses in future to be comparable to year 2005.

The increase in officer compensation of $ 220,500, to $670,500 from $450,000 was due to the fact that officer was appointed in April 2004. So for the year 2004, expenses are for nine months while expenses for the year 2005 covers entire year. The Company expects the officer compensation on future to be comparable to year 2005.

The increase in depreciation and amortization expense of $26,489, to$ 101,347 from $74,858 was due to the fact that the amortization of software development cost started from July 1, 2004. The Company expects depreciation and amortization to be lower compared to year 2005 since the assets have been sold during the year 2005.

There is decrease in consulting fees of $309,580, to$214,698 for the year ended December 31, 2005, from $524,278 for the year ended December 31, 2004 was due to reduction in costs associated with the company going public. The Company paid consultants in helping them in going public. The Company expects these costs to go down in future.

Comment # 4:

Response: The first Convertible Note of $250,000 was in default in April 2005. The note was convertible at 50% of the market price. The holder of the Note refused to convert and filed a lawsuit for recovery of $250,000 plus interest earned. The lawsuit was settled for $100,000 cash and $150,000 in common stock. Payments on $100,000 cash to be paid as follows: $25,000 paid with the signed settlement agreement; $19,000 paid towards the legal costs for HBSGI, remaining balance of $ 56,000 of which $42,000 has already been paid and $14,000 to be paid in next couple of weeks.

The second note of $350,000 is not due yet and parties informed that they will not convert.

None of the debt instruments contained any embedded put options. As per SFAS Appendix A para 61 (d) call options (or put options) that do not accelerate the repayment of principal on a debt instrument but instead require a cash settlement that is equal to the price of the option at the date of exercise would not be considered to be clearly and closely related to the debt instrument in which it is embedded

Comment # 5:

Response: We will file as exhibits the agreements for the convertible notes in the amended 10KSB/A.

Comment # 6:

Response: There was an error of 2.2 million dollar claim and hereby is currently being corrected in our MD&A as:

Two out of five lawsuits were settled and paid prior to 12/31/2005. The claim for $79,000 was from former law firm, Gibson, Dunn & Crutcher, LLP settled, paid and released, former clients, Sanjiv Jain and Shubha Jain settled, paid and released.

Kamran Ghadimi, original claim was $ 400,000, case was settled as of May 2006 for $95,000. Mohammad Tariq’s default judgment from Texas was assigned to K. Ghadimi in April 2006 and now has been released (per settlement agreement) with Ghadimi. Company is paying on the settlement per agreement. This claim will be paid in the next 8 months; monthly payment is $5,000 per month.

Leonard Soloniuk was awarded $275,000 by Arbitrator. The award has not finalized yet. HBSGI is contesting on the grounds of Arbitrator’s unwillingness to present evidence by HBSGI.

New Horizon/ Nimish Shah’s original claim was $2 Million Dollars but later reduced to $1 Million Dollar. Arbitration hearing date set for September 9, 2006. But parties are scheduled to meet to resolve issues in the next two weeks.

Comment # 7

Response: We have obtained a manually signed audit report from the independent registered public accounting firm, Kabani & Company Inc., at the time of filing in accordance with Rule 302 of Regulation S-T. We have revised the report per page F1 to include the signature of the auditor as required.

Comment # 8

Response: We record revenues on net basis which is typically based on an average of 10% of collection.

Comment #9:

Response: We complied with Statement of Position 98-1 ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", as accounting policy for internally developed computer software costs. Under SOP 98-1, we capitalized software development costs incurred during the application development stage.

Subsequently, the Company decided to market the software AutoMed. Therefore the Company is following the guideline under SFAS 86. SFAS 86 specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value.

Capitalized costs is being amortized based on current and future revenue for the product (AutoMed) with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Comment # 10

Response: We appraised the land before it was sold to Ms. Basu to determine the market value of the property. The book value of the land and construction was $488,137 while the appraised value was $750,000. Ms. Basu purchased the land and construction for $750,000 by taking over a note payable of $250,000 secured on the land (payable by the Company) including accrued interest of $12,500 and by settling her note payable to Ms. Basu of $225,637 and in addition, writing a promissory note payable to the Company of $261,863. Total monetary amount received by the Company in the form of notes was $750,000. The Company recorded a gain of $261,863 based upon excess of monetary amount received by the Company over the book value of the property in the books of the Company.

Comment # 11

Response: We originally purchased land for the purpose of developing surgery center and the corporate offices. However, after the sale of the land, the Company will not be involved in the development of land and management has no plan to pursue this line of business in the future.

Comment # 12

Response: Healthcare Business Services Groups Inc. ( “the Company” formerly known as Winfield Financial Group, Inc.) ("Winfield") acquired 100% of the issued and outstanding shares of Healthcare, a Delaware corporation on April 23, 2004. As part of the same transaction on May 7, 2004, Winfield acquired 100% of the issued and outstanding shares of AutoMed Software Corp., a Nevada corporation ("AutoMed"), and 100% of the membership interests of Silver Shadow Properties, LLC, a Nevada single member limited liability company ("Silver Shadow"). As a result of the Acquisition, Winfield acquired 100% of three corporations. As a part of the acquisition, the Company issued 1,000,000 shares to consultants for the services rendered in the acquisition.

The merger of the Company with Healthcare Business Services Groups Inc., has been accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of Healthcare Business Services Groups Inc. obtained control of the consolidated entity. Accordingly, the merger of the two companies has been recorded as a recapitalization of the Healthcare Business Services Groups Inc., with Healthcare Business Services Groups Inc. being treated as the continuing entity.

The Company issued 1,000,000 shares to consultant as consideration for work done in recapitalization of the Company. These shares have been included as part of recapitalization on reverse acquisition of the Company. These shares were recorded at the par value of $0.001 per share by debiting additional paid in capital and crediting common stock totaling $1,000.

Comment # 13

Response: We will update and use appropriate effectiveness language in our amended 10KSB/A and in our future filings with reference to management’s conclusions regarding the disclosure controls and procedures.

Management’s conclusion regarding the effectiveness of the disclosure controls and procedures is that the disclosure controls and procedures in place are effective and are designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to the management by others subsidiaries within the entity.

Comment #14

Ms Basu Loaned the Company $201,024 and loaned $146,000 to Silver Shadow Properties, LLC and these amounts have been offset against the sale of the land to Ms Basu.

Comment #15

Response: Ms. Basu’s was not entitled to receive equity based compensation in the year 2004. Per the employment agreement, as amended on October 3, 2005, Ms. Basu is entitled to receive equity based compensation of minimum of one million shares of common stock of the Company, for the year 2005 and thereafter .

Should you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (909) 821-1419.

Sincerely yours,

/s/ Chandana Basu

Healthcare Business Services Groups, Inc.

(909) 608-2035

Fax (909) 608-1081

Colorred01@aol.com

CB:edl